NOTICE AND ACCESS NOTIFICATION

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

This notification is being provided to the shareholders of VIZSLA SILVER CORP. (the "Company") under the notice-and-access provisions for the delivery of meeting materials in respect of its annual general and special meeting of shareholders to be held on November 1, 2023 (the "Meeting"). Under notice-and-access, instead of receiving printed copies of the Company's information circular (the "Information Circular") and, if requested, the consolidated financial statements for the year ended April 30, 2023, and Management's Discussion and Analysis, the Company is providing shareholders this notice with information on how they may access the Meeting materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery will help reduce paper use, printing, and mailing costs.

DATE, TIME, AND LOCATION OF MEETING

Date: November 1, 2023

Time: 10:00 a.m. (Pacific Time)

Location: Unit 1165, 505 Burrard Street (Bentall Two), Vancouver, British Columbia

At the Meeting, Shareholders will be asked to:

1. fix the number of directors of the Company at five persons;

2. elect five directors of the Company for the ensuing year;

3. appoint MNP LLP as the Company's auditor for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

4. confirm the Company's Omnibus Equity Incentive Compensation Plan, as required annually by the policies of the TSX Venture Exchange; and

5. consider and, if thought advisable, to pass an ordinary resolution approving, ratifying, and confirming the Company's Shareholder Rights Plan, as more fully set forth in the Information Circular accompanying this Notice of Meeting adopted by the board of directors, as more particularly set out in the section of the Information Circular entitled "Ratification and Approval of Shareholders' Rights Plan"; and

6. transact such other business as may properly be put before the Meeting.

At the Meeting, Shareholders will also receive and consider the audited financial statements of the Company for the financial year ended April 30, 2023, together with the auditors' report thereon.

The Information Circular and the appendices thereto are deemed to form part of this Notice of Meeting.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Meeting materials can be viewed online under the Company's profile at SEDAR+ and also at https://www.vizslasilvercorp.ca.

**Shareholders are reminded to review the information circular prior to voting**

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that paper copies of the Meeting materials be sent to them by postal delivery at no cost to them. Requests for paper copies of the Meeting materials should be received by the Company no later than October 23, 2023, to ensure timely receipt. Shareholders who wish to receive paper copies of the Meeting materials may request copies by emailing the Company at info@vizslasilver.ca.

VOTING

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote by fax, mail, telephone or online before October 30, 2023, at 10:00 a.m. Pacific Time. Please see the proxy form for information needed to vote by fax, mail, telephone or online. Shareholders with questions about the notice-and-access provisions may contact the Company by email at info@vizslasilver.ca or at 1-604-364-2215.

Registered holders of Common Shares who wish to ensure their securities will be voted at the Meeting are requested to date, complete, and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in this Information Circular. To be effective, proxies must be received before 10:00 a.m. (PST) on October 30, 2023, or if the Meeting is adjourned or postponed, at least 48 business hours (where "business hours" means hours on days other than a Saturday, Sunday or any other holiday in British Columbia or Ontario) before the time on the date to which the Meeting is adjourned or postponed.

If Common Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder's name on the records of the Company. Shareholders who do not hold Common Shares in their own name must follow the instructions set out in the voting instruction form or the form of proxy provided to the beneficial shareholder by its intermediary, and in the Information Circular to ensure their Common Shares will be voted at the Meeting. If Common Shares are held in a brokerage account, then in almost all cases those securities will not be registered in the shareholder's name on the records of the Company.

To be effective, the enclosed proxy form must be returned to the Company's transfer agent, Computershare Investor Services Inc., ("Computershare"):

(a) by mail using the enclosed return envelope;

(b) by internet as described on the enclosed proxy; or

(c) by registered mail, by hand or by courier delivery to Computershare Investor Services Inc., 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1

All instructions are listed on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Pacific Time) on October 30, 2023, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

If you are a non-registered beneficial shareholder, a voting information form (also known as a "VIF"), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares.

Please take some time to read the Information Circular before you vote your Common Shares. Shareholders who have questions or need assistance in voting should contact Laurel Hill Advisory Group by telephone at 1- 877-452-7184 (North American Toll Free) or 1-416-304-0211 (Outside North America), or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, on September 14, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer, and Director

QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICIATION AGENT

North America Toll Free:

1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email:

assistance@laurelhill.com